

Patrick Knight

Senior Associate at Synapse Energy Economics

Cambridge, Massachusetts

Message

 **Synapse Energy Economics**

Tufts University, Graduate School of Arts and...

 **See contact info**

 256 connections

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Experience

 **Senior Associate**

Synapse Energy Economics

Jun 2010 – Present · 8 yrs 5 mos

 **Tufts University**

1 yr 8 mos

 **Field Projects Visual Design TA**

Jan 2010 – May 2010 · 5 mos

- Taught classes on project and report design, as well as oral and visual communication
- Led instructional workshops on InDesign and advanced PowerPoint techniques
- Developed design manual for creating coherent and attractive presentations and deliverables

 **Web Manager**

Oct 2008 – May 2010 · 1 yr 8 mos

Worked with professors to develop web content for communicating the department's
Updated department web site with news, pictures, and PDF documents

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Associate

New Ecology, Inc

Jun 2009 – Jan 2010 · 8 mos

Wrote reports for project managers and clients on how to economically make green energy improvements for low-income housing projects
Researched technical specifications for energy efficient building technologies
and companies using telephone and internet... See more

Graphic Designer

Freelance Graphic Design

2008 – 2010 · 2 yrs

Senior Marine Educator

Save the Harbor / Save the Bay

Jun 2008 – Sep 2008 · 4 mos

- Led outreach programs from local Boys and Girls Clubs, YMCAs, and other youth groups in marine biology and conservation at Piers Park and Constitution Beach in East Boston

• Educated twenty to thirty East Boston students between the ages of six and fourteen daily on marine... See more

Show 1 more experience ⌄

Education

 **Tufts University, Graduate School of Arts and Sciences**

MA, Urban and Environmental

2008 – 2010

 **Boston College**

Bachelor of Science - BS, Geophysics

2004 – 2008

 **Boston College, College of Arts and Sciences**

BC, Geophysics; Geology and Geophysics Dept

2004 – 2008

Show 1 more education ⌄

Skills & Endorsements

Environmental Policy · 5

Vlada Leussink and 4 connections have given endorsements for this skill

Research · 2

Wilson Rickerson and 1 connection have given endorsements for this skill

Program Management · 1

Caitlin Morris has given an endorsement for this skill

Show more ⌄

Accomplishments

1 **Publication** ⌄

Brayton Point Capacity Payment Requirement Analysis

